Att
3-24-2004

SECU 04017550 MMISSION

cm 3-23

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street Suite 3200
(No. and Street)

New Orleans	LA	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel (504)584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

701 Poydras Street Suite 3900	New Orleans	LA	70139
(Address)	(City)	(State)	(Zip Code)

PROCESSING SECTION FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

FBT Investments, Inc.

Year ended December 31, 2003 with Report of Independent Auditors

FBT Investments, Inc.

Financial Statements

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Auditors

The Board of Directors
FBT Investments, Inc.

We have audited the accompanying statement of financial condition of FBT Investments, Inc. (the Company) as of December 31, 2003 and the related statements of loss, changes in stockholder's equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the result of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information beginning on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2004

FBT Investments, Inc.

Statement of Financial Condition

Year ended December 31, 2003

Assets	
Cash and cash equivalents	$ 28,977
Restricted cash	25,000
Money market investments	273,227
Furniture and equipment (net of accumulated depreciation of $78,522)	60,591
Other assets, including accounts receivable of $110,787	131,040
Due from related parties	3,530
Total assets	$ 522,365
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 136,195
Due to related parties	44,477
Total liabilities	180,672
Stockholder's Equity:	
Common stock, $1 par value per share; 1,334 shares authorized and outstanding	1,334
Additional paid-in capital	1,039,007
Accumulated deficit	(698,648)
Total stockholder's equity	341,693
Total liabilities and stockholder's equity	$ 522,365

See accompanying notes.

FBT Investments, Inc.

Statement of Loss

Year ended December 31, 2003

Revenues:	
Commission income	$1,060,085
Fee income	358,845
Interest, dividends and other income	14,052
Total revenues	1,432,982
Expenses:	
Employee compensation and benefits	999,644
Occupancy and equipment	88,183
Fees	370,641
Other expenses	70,046
Total expenses	1,528,514
Loss before income tax credit	(95,532)
Income tax credit	(13,300)
Net loss	$ (82,232)

See accompanying notes.

FBT Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2003	$ 1,000	$ 939,341	$ (616,416)	$ 323,925
Contributed capital	334	99,666	–	100,000
Net loss	–	–	(82,232)	(82,232)
Balance, December 31, 2003	$ 1,334	$ 1,039,007	$ (698,648)	$ 341,693

See accompanying notes.

FBT Investments, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2003

Balance, January 1, 2003	$	--
Change during the year		--
Balance, December 31, 2003	$	--

See accompanying notes.

FBT Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net loss	$ (82,232)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	27,279
Loss on sale of assets	28,365
Increase in receivables from brokers, dealers, and clearing organizations	(46,942)
Increase in accounts payable and accrued expenses	86,942
Decrease in income taxes receivable	80,463
Increase in other assets	(600)
Decrease in due from/to related parties	(195,932)
Net cash used in operating activities	(102,657)
Investing activities	
Purchase of furniture and equipment	(25,191)
Proceeds from sale of furniture and equipment	4,250
Decrease in money market investments, net	731
Net cash used in investing activities	(20,210)
Financing activities	
Proceeds from sale of common stock	100,000
Net cash provided by investment activities	100,000
Net decrease in cash and cash equivalents	(22,867)
Cash and cash equivalents, beginning of year	51,844
Cash and cash equivalents, end of year	$ 28,977

See accompanying notes.

1. Significant Accounting Policies

FBT Investments, Inc. (the "Company") is a wholly owned subsidiary of Firstrust Corporation (the "Parent"), a Louisiana bank holding company. Prior to July 1, 2003, the Company was owned by First Bank & Trust, a wholly owned subsidiary of Firstrust.

The Company is engaged in the brokerage business and records sales commissions on the trade date. The Company, as an introducing broker, effects all securities transactions through a clearing broker on a fully disclosed basis. The Company has deposited $25,000 with the clearing broker, which is classified as restricted deposits on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective January 1, 2003, the Company filed an election with the Internal Revenue Service ("IRS") to convert from a "C" corporation to an "S" corporation. As a result, taxable income or losses of the Company are included in the federal and state income tax returns of the Company's stockholder commencing January 1, 2003. In conjunction with the conversion, the Company wrote-off deferred income taxes of $13,300, which resulted in a tax benefit in 2003.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated life of five years.

Cash Equivalents

The Company considers certain temporary investments with an original maturity of three months or less to be cash equivalents.

2. Related Party Transactions

The Company operates in facilities that are owned by its parent, for which $75,037 was charged in 2003 and included in occupancy and equipment expenses.

Approximately $28,977 of cash and cash equivalents at December 31, 2003 was held at First Bank & Trust, another wholly owned subsidiary of Firstrust Corporation.

3. Regulatory Requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $50,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company had net capital of $181,725, which was $131,725 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $180,672 at December 31, 2003 and its ratio of aggregate indebtedness to net capital was 1 to 1.

Additional Information

FBT Investments, Inc.

Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

	Per Audited Financials
Net capital	
Total stockholder's equity	$ 341,693
Less nonallowable assets/charges:	
Retail receivables and other assets	48,912
Furniture and equipment, net	60,591
Other nonallowable/charges	45,000
	154,503
	187,190
Less haircuts	(5,465)
Net capital	$ 181,725
Aggregate indebtedness	$ 180,672
Net capital requirement – greater of $50,000 or 6 2/3% of aggregated indebtedness	$ 50,000
Excess net capital	$ 131,725
Ratio: aggregate indebtedness to net capital	1:1

There are no material reconciling items between the amounts presented above and the amounts reported in the Company's audited Focus report as of December 31, 2003. Therefore, no reconciliation of the two computations is necessary.

FBT Investments, Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2003

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

The Board of Directors
FBT Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FBT Investments, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2004